Confidential Treatment Requested by GE Healthcare Holding LLC

Pursuant to 17 C.F.R. Section 200.83

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes and Tim Buchmiller

                  Division of Corporation Finance

                  Office of Life Sciences

Re:	GE Healthcare Holding LLC

Draft Registration Statement on Form 10

CIK No. 0001932393

Dear Mr. Howes and Mr. Buchmiller:

On behalf of GE Healthcare Holding LLC, a Delaware limited liability company (the “Company” or “GE Healthcare”), we confidentially submitted in electronic form for nonpublic review Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”), which was originally submitted with the Securities and Exchange Commission (the “Commission”) on July 29, 2022.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated August 25, 2022 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are defined in Amendment No. 1. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 1.

Confidential Treatment Requested by GE Healthcare Holding LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

September 13, 2022

The Company respectfully submits the following as its responses to the Staff:

Draft Registration Statement on Form 10-12B submitted July 29, 2022

Information Statement Summary

Industry, Ranking, and Market Data, page ii

1.

We note your statement that you believe the cited publications and sources to be reliable but that you have not independently verified the accuracy or completeness or any of the data from the publications or sources. Please revise to clarify that you are liable for all such information included in your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page ii of Amendment No. 1.

Introduction, page 1

2.

Please revise your summary to provide a more balanced discussion of your company and products. Balance the discussion of your market leadership and strengths with an equally prominent discussion of any material weaknesses, including, for example, that you expect to incur indebtedness at the time of the spin-off, as stated on page 24, and that you may have significant liabilities with respect to postretirement benefit plans, as stated on page 30. We also note that the Macro Healthcare Trends that you identify in your bullet points starting at the bottom of page 3 do not address all of the trends that you identify starting on page 135. For example, your summary does not address increasing competition and that increased scrutiny on healthcare spending has placed pressure on GE Healthcare to lower pricing.

In response to the Staff’s comment, the Company has revised the disclosure on pages v through 19 and 80 through 129 of Amendment No. 1. The Company advises the Staff that, to balance the discussion, the “Q&A” section has been moved to the front of the “Information Statement Summary” beginning on page 1 of Amendment No. 1 and that the “Summary of Risk Factors” section has been moved to ahead of “The Spin-Off” section beginning on page 12 of Amendment No. 1.

Overview of Our Industries and Key Trends, page 4

3.	Please disclose your current market share for each of the industries highlighted in this section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 81 of Amendment No. 1 to provide a more balanced view of the Company’s position within its industries.

The Company respectfully advises the Staff that a presentation of market share for the Company’s industries would be misleading and not helpful to equity investors, as it fails to capture specific attributes of the Company’s products and differentiation between the Company’s products and other products in a relevant industry, does not correlate to important revenue streams of the Company, does not account for potential expansions or contractions of the industry, and does not account for the fact that products within industries may not be substitutable.

Confidential Treatment Requested by GE Healthcare Holding LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

September 13, 2022

First, each of the Company’s business segments operates across diverse industries that contain multiple product modalities and significant product differentiation and strategy variation for each such modality. The presentation of the Company’s market share at an industry level would not correlate to the Company’s participation and strategy within each of its segments at the product level.

Second, market share does not reflect a complete view of sources of revenue for the Company. The Company generates significant revenues from digital solutions and service offerings. Additionally, the Company earns significant revenue from product upgrades. In both cases, such revenues relate to the Company’s existing installed base. These revenue streams, however, would not be adequately captured by the Company’s market share in a particular industry.

Finally, the Company has clarified on pages iii, 4, and 81 of Amendment No. 1 that the total industry amounts presented are estimates of (1)(a) orders placed in the last fiscal year across all product categories the Company offers in a relevant industry or (b) for jurisdictions for which order data is not available, actual sales completed in the last fiscal year across all such products, plus (2) estimates for revenues derived from annual service and digital offerings for such products. As such, these amounts do not present the entire competitive landscape, only the segments of the industries in which the Company operates. If the Company were to acquire, dispose of, or discontinue a product line, the size of the relevant industry would change, which would further lead to a change in the Company’s overall market share that is not tied to the acquisition, disposition, or discontinuation or the resulting change in the Company’s operations.

For these reasons, the Company does not consider market share to be a meaningful metric to equity investors and has not previously presented such a metric to its existing investors.

Questions and Answers about the Spin-Off

What will happen if I continue to hold GE share certificates?, page 20

4.

Please revise the last sentence of this Q&A to clarify that shareholders who continue to hold GE Share Certificates will not receive shares of GE Healthcare until their share certificates are exchanged.

In response to the Staff’s comment, the Company has revised the disclosure on pages iv and vii of Amendment No. 1.

Confidential Treatment Requested by GE Healthcare Holding LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

September 13, 2022

Risk Factors

Our inability to manage our supply chain or obtain supplies of important components or raw materials…page 29

5.	To the extent material, please disclose any disruptions you have experienced due to your reliance on sole suppliers.

The Company respectfully advises the Staff that it has not experienced a material impact on its results of operations or financial condition in connection with its sole suppliers. The Company periodically experiences operational impacts related to sole suppliers, which are attributable to factors such as the effects of the COVID-19 pandemic, bankruptcies of the sole suppliers, delays caused by adverse weather conditions, and other factors that arise from time to time in the ordinary course of business. To mitigate any impact on its overall production schedule, the Company has developed a comprehensive global sourcing strategy, which includes an evaluation of the risk profile for each supplier. The Company has taken, and will continue to take, actions to mitigate the impact to our supply chain of such operational disruptions.

Increased cybersecurity requirements, vulnerabilities, threats, and more sophisticated and targeted computer crimes…page 34

6.

To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

The Company respectfully advises the Staff that it has not observed material new or heightened cyber activity since Russia’s invasion of Ukraine attributable either to state actors or others. However, as part of its comprehensive cyber program and in line with the increased risks described in advisories issued by the Cybersecurity and Infrastructure Security Agency (CISA), the Federal Bureau of Investigation (FBI) and the National Security Agency (NSA), the Company has enhanced several capabilities to prevent, detect, and mitigate against such risks, including multi-factor authentication, patching cadence, industry leading end point detection and response, and network segmentation.

7.

Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of Amendment No. 1.

Confidential Treatment Requested by GE Healthcare Holding LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

September 13, 2022

Our certificate of incorporation will provide that certain courts in the State of Delaware or the federal district courts…page 63

8.

We note the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on your behalf, but that if the Court of Chancery within the State of Delaware lacks jurisdiction over such action, the action may be brought in another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then in the United States District Court for the District of Delaware. Please disclose whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Finally, please be certain your risk factor disclosure includes the risks that your exclusive forum provision may result in increased costs for investors to bring a claim and that the provision can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

In response to the Staff’s comment, the Company has revised the disclosure on page 205 and the risk factor on page 57 of Amendment No. 1.

Unaudited Pro Forma Combined Financial Statements

Notes to the Unaudited Pro Forma Combined Financial Statements, Management Adjustments, page 83

9.

Please revise to provide the basis for and material limitations of each Management’s Adjustment, including any material assumptions or uncertainties of such adjustment, an explanation of the method of the calculation of the adjustment, if material, and the estimated time frame you expect to incur the additional costs. Reference Rule 11-02(a)(7)(ii)(D) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of Amendment No. 1. The Company also respectfully advises the Staff that it has included partial pro forma financial information in Amendment No. 1, including in the Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information section, and that it will include complete pro forma adjustments and financial information in a subsequent filing of the Registration Statement.

Intellectual Property, page 130

10.

To the extent that you consider any of your patents material to your business, please disclose the specific products, product groups and technologies to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions where protected and whether there are any contested proceedings or third-party claims.

In response to the Staff’s comment, the Company has revised the disclosure on page 125 of Amendment No. 1.

Russia and Ukraine Conflict, page 137

11.

To the extent material, please disclose the risk that you may suffer reputational damage arising from your ongoing operations in Russia during the ongoing conflict between Russia and Ukraine, which could negatively impact the overall demand for your products or services, including your ongoing operations or your results of operations.

The Company respectfully advises the Staff that the Company has not and does not expect to suffer material reputational damage arising from its ongoing operations in Russia. Consistent with the humanitarian exemptions to the sanctions programs administered by the Office of Foreign Assets Control (OFAC), the Company has continued operations in Russia on a limited humanitarian basis. In accordance with the aforementioned sanctions programs, the Company has discontinued sales and services to all government and military customers in Russia. The Company will continue to closely monitor the ongoing conflict between Russia and Ukraine and assess the impact on its business.

Confidential Treatment Requested by GE Healthcare Holding LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

September 13, 2022

12.

Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

The Company respectfully advises the Staff that the Company’s operations in Russia and Ukraine are limited and these markets accounted for approximately 2% of the Company’s Total revenues and Net income in fiscal year 2021. Given the Company’s limited exposure to these markets, the Company does not believe that the risks related to Russia’s invasion of Ukraine are material to the Company’s business as a whole.

In this context, the Company continues to monitor the effects of Russia’s invasion of Ukraine, with the board of directors of General Electric Company overseeing and monitoring key risks given that the Company is still a wholly-owned subsidiary of General Electric Company. The board of directors of the Company will assume oversight and management of these risks after completion of the Spin-Off. The board of directors of General Electric Company have received and continue to receive periodic reports from management regarding the impact of the conflict on the Company and have considered whether such events have had, or are reasonably likely to have, a material impact on the Company. This assessment includes consideration of the financial impact, cybersecurity risks, the applicability and effect of sanctions, and the Company’s employee base in the Ukraine and Russia. To the extent any of these potential risks materialize and materially impact the Company or further developments in the conflict occur that are reasonably likely to materially impact the Company, the Company will include appropriate disclosures in subsequent amendments to the Registration Statement and/or, following effectiveness of the Registration Statement, in its public filings with the Commission.

13.

Please disclose whether the imposition of exchange controls may limit the company’s ability to repatriate profits from its operations in Russia. Please clarify the potential impact of these risks. For example, if you are unable to repatriate profits, if any, from your operations in Russia, please make clear that such profits would not be available to the company to fund the growth of operations outside of Russia, repay your indebtedness, or to pay dividends or fund share repurchases. If the disclosure requested by this comment would not be material, please tell us why.

The Company respectfully advises the Staff that the Company’s operations in Russia and Ukraine are limited and these markets accounted for approximately 2% of the Company’s Total revenues and Net income in fiscal year 2021. Furthermore, less than 4% of the Company’s Cash and cash equivalents as of June 30, 2022 was held in accounts in Russia in which remittance is subject to adherence to capital controls and sanctions. As a result, if the Company were unable to repatriate profits or cash from Russia, the Company does not believe this would have a material impact on the Company’s funding, ability to repay indebtedness, or to pay dividends or fund share repurchases. Therefore, the Company does not consider this matter to be material to its business and results of operations.

Confidential Treatment Requested by GE Healthcare Holding LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

September 13, 2022

Management

Executive Officers, page 160

14.	Please file the offer letter entered into with Peter J. Arduini as an exhibit to this registration statement. For guidance, refer to Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company will file the offer letter with Peter J. Arduini, which is now listed as Exhibit 10.8 to Amendment No. 1.

Policy and Procedures Governing Related Party Transactions, page 192

15.	Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 197 of Amendment No. 1.

* * *

Confidential Treatment Requested by GE Healthcare Holding LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

September 13, 2022

If you have any questions regarding Amendment No. 1 and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3025 or jkennedy@paulweiss.com or Brandon Smith at (203) 360-4369 or brandon.smith1@ge.com.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:	Brandon Smith, Chief Corporate, Securities & Finance Counsel

General Electric Company

Steven J. Williams

Christodoulos Kaoutzanis

Paul, Weiss, Rifkind, Wharton & Garrison LLP